
December 18, 2023

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
5345 E. N. Belt Road
North Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed December 8, 2023**
> **File No. 000-56579**

Dear Paolo Tiramani:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G/A filed December 8, 2023

Item 2. Financial Information, page 25

1. We note your response to prior comment 6; however, you have not provided a more detailed discussion regarding the company's quality and regulatory issues referenced within your results of operations discussion on page 26 or a discussion about whether the permitting process delay was a one-time event or may continue in the future and affect future revenues. Please revise.

2. We note your response to prior comment 7. Please revise your disclosure to include the expected sources of funds for the costs estimated for the first three months and provide estimates and sources for the work contemplated for months three through 12 in your planned timeline.

<u>Item 15. Financial Statements and Exhibits</u>
<u>Note 2-Summary of Significant Accounting Policies</u>
<u>Marketable Securities, page F-41</u>

3.   We note the disclosure you added regarding your investments, on pages F-7 and F-41. The language used in the disclosure does not appear to agree with the language used in your financial statements. Please address the following:
   - Revise to clarify if your marketable securities include long-term and short-term investment in U.S. Treasury Notes, as noted in the Consolidated Balance Sheets presented.
   - Revise to state the name of the account in the Consolidated Statements of Operations for both the year ending December 31, 2022 and the period ending September 30, 2023 where you report both realized and unrealized gains and losses on all investments. In your disclosures you state these gains and losses are recognized in "investment and other income (expense);" but these account names are not presented in your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Stephenson